Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for January 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for January 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In January 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 12.16% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 10.77%, passenger capacity on regional routes decreased by 12.48% and passenger capacity for international routes increased by 17.19%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 17.84%. Of which, passenger traffic for domestic routes increased by 16.20%, passenger traffic on regional routes decreased by 12.91% and passenger traffic on international routes increased by 23.53%, respectively as compared to the same period last year. The passenger load factor was 82.20%, representing an increase of 3.97 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic and international routes increased 3.80 percentage points and 4.36 percentage points as compared to the same period last year, respectively, and regional routes decreased 0.36 percentage point as compared to the same period last year.

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In terms of cargo operations, in January 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 9.08% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 1.00% as compared to the same period last year. The cargo load factor was 48.03%, representing a decrease of 3.84 percentage points as compared to the same period last year.

In January 2017, the Group had introduced three B737-800 aircraft, one A321 aircraft and one B737-800 aircraft. As of the end of January 2017, the Group operated a fleet of 706 aircraft with 254 aircraft self-owned, 205 aircraft under finance lease and 247 under operating lease.

KEY OPERATION DATA OF JANUARY 2017

	January 2017			Cumulative 2017
Capacity	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	13071.93	7.90	16.20	13071.93	16.20
Regional	244.25	12.10	-12.91	244.25	-12.91
International	5884.76	10.58	23.53	5884.76	23.53
Total	19200.93	8.76	17.84	19200.93	17.84
RTK (in million)
Domestic	1286.97	3.14	12.01	1286.97	12.01
Regional	22.84	5.26	-12.95	22.84	-12.95
International	892.27	0.05	14.13	892.27	14.13
Total	2202.07	1.89	12.52	2202.07	12.52
RTK - Cargo and Mail (in million)
Domestic	152.15	-10.71	-6.69	152.15	-6.69
Regional	1.71	-28.54	-9.42	1.71	-9.42
International	381.80	-9.71	4.48	381.80	4.48
Total	535.66	-10.07	1.00	535.66	1.00
Passengers carried (in thousand)
Domestic	8676.64	7.13	16.41	8676.64	16.41
Regional	199.06	12.34	-5.62	199.06	-5.62
International	1372.20	15.86	20.52	1372.20	20.52
Total	10247.90	8.32	16.41	10247.90	16.41
Cargo and mail carried (in thousand tonnes)
Domestic	94.45	-9.88	-5.36	94.45	-5.36
Regional	1.50	-29.06	-11.61	1.50	-11.61
International	42.54	-12.56	1.45	42.54	1.45
Total	138.50	-10.98	-3.45	138.50	-3.45

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	January 2017			Cumulative 2017
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16092.98	5.86	10.77	16092.98	10.77
Regional	339.07	15.13	-12.48	339.07	-12.48
International	6925.80	5.01	17.19	6925.80	17.19
Total	23357.85	5.73	12.16	23357.85	12.16
ATK (in million)
Domestic	1862.91	6.18	9.40	1862.91	9.40
Regional	40.38	16.13	-13.92	40.38	-13.92
International	1314.22	3.34	14.58	1314.22	14.58
Total	3217.50	5.11	11.07	3217.50	11.07
ATK - Cargo and Mail (in million)
Domestic	414.54	7.31	4.87	414.54	4.87
Regional	9.86	19.32	-18.08	9.86	-18.08
International	690.90	1.89	12.32	690.90	12.32
Total	1115.30	3.97	9.08	1115.30	9.08

	January 2017			Cumulative 2017
Load Factor	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	81.23	1.54	3.80	81.23	3.80
Regional	72.03	-1.95	-0.36	72.03	-0.36
International	84.97	4.28	4.36	84.97	4.36
Total	82.20	2.29	3.97	82.20	3.97
Cargo and Mail Load Factor
Domestic	36.70	-7.41	-4.54	36.70	-4.54
Regional	17.38	-11.64	1.66	17.38	1.66
International	55.26	-10.10	-4.14	55.26	-4.14
Total	48.03	-7.50	-3.84	48.03	-3.84
Overall Load Factor (RTK/ATK)
Domestic	69.08	-2.04	1.61	69.08	1.61
Regional	56.57	-5.84	0.63	56.57	0.63
International	67.89	-2.24	-0.27	67.89	-0.27
Total	68.44	-2.17	0.88	68.44	0.88

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Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 February 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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